July 8, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Monick, Staff Accountant

Re:    Columbia Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 12, 2015
File No. 1-36113

Form 10-Q for the quarterly period ended March 31, 2015
Filed April 30, 2015
File No. 1-36113

Dear Ms. Monick:
On behalf of Columbia Property Trust, Inc. (the “Company”), we are responding to the comments from the Securities and Exchange Commission Staff (the “Staff”) contained in its letter dated June 23, 2015 regarding our Annual Report filed on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report filed on Form 10-Q for the quarterly period ended March 31, 2015 (together, the “Filings”). For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.
Form 10-K for the fiscal year ended December 31, 2014
General

1.
We note you jointly filed a Form S-3ASR with Columbia Property Trust Operating Partnership, L.P. (“Columbia LP”) on September 15, 2014, and, on March 10, 2015, you jointly filed a 424B with Columbia LP relating to senior notes. We further note the disclosure in Note 15 of your financial statements. Please tell us how you considered (i) whether Columbia LP is an Exchange Act reporting company, (ii) whether it was required to be an Exchange Act reporting company at the time the Form S-3ASR was filed and (iii) whether it has satisfied its reporting obligations.

Response: In accordance with Rule 3-10(c) of Regulation S-X, the Company is permitted to include, and does include, in its periodic reports condensed consolidating financial information in

One Glenlake Parkway Suite 1200 Atlanta, GA 30328 columbiapropertytrust.com	T 800 899 8411 T 404 465 2200 F 404 465 2201

lieu of separate financial statements of Columbia LP (the subsidiary issuer) because all of the following criteria are met:

(1)	Columbia LP (the subsidiary issuer) is 100% owned by the Company (the parent guarantor);

(2)	the guarantee is full and unconditional; and

(3)	no other subsidiary of the Company (the parent guarantor) guarantees the senior notes.
In addition, in accordance with Rule 12h-5(a) of the Exchange Act, Columbia LP, as the issuer of a guaranteed security that is permitted to omit financial statements by Rule 3-10(c) of Regulation S-X, is exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act.
Therefore, we respectfully advise the Staff that:

(I)	Columbia LP is exempt from the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act;

(II)
Columbia LP was exempt from the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act at the time of the filing of the Form S-3ASR because (i) all of the conditions described above were met for the Company to include condensed consolidating financial information in lieu of separate financial statements of Columbia LP, and (ii) such information was included in the Company’s periodic reports at such time, thereby exempting Columbia LP under Rule 12h-5(a) of the Exchange Act; and

(III)	based on (i) and (ii) above, we believe Columbia LP has satisfied any reporting obligations.
Item 2. Properties
Property Statistics, page 14

2.
In future Exchange Act periodic reports, please revise to provide disclosure, here or in MD&A, regarding the relationship of rental rates on leases that expired in the reporting period and the rental rates on renewals or new leases on the same space. In addition, please disclose the relationship between rents on leases scheduled to expire in the current period and current market rents for the expiring space.

Response: In future periodic Exchange Act reports, beginning with our Form 10-Q for the period ended June 30, 2015, the Company will provide disclosure within the MD&A Overview to discuss the relationship between the rental rates on leases that expired in the reporting period and the rental rates on renewals or new leases on the same space. Further, to the extent material, the Company will also provide commentary regarding the relationship between rental rates on leases scheduled to expire over the near term and the Company’s view on current market rents for those spaces within the MD&A Overview.

3.	Please also supplement your disclosure in future Exchange Act periodic reports to discuss leasing costs, including tenant improvement costs and leasing commissions, for both renewals and new leases on a per square foot basis.
Response: In future periodic Exchange Act reports beginning with our Form 10-Q for the period ended June 30, 2015, the Company will provide disclosure within the MD&A Overview of the Company’s tenant improvement costs and leasing commissions for both renewals and new leases on a per square foot basis.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.
Please tell us the amount, if any, of internal costs you capitalize to deferred leasing costs and real estate assets for all periods presented. If material, please confirm for us that you will disclose this information within future periodic filings and discuss any significant fluctuations in such capitalized internal costs within your MD&A.

Response: We have capitalized the following internal costs to deferred leasing costs and real estate assets for the periods presented in the Filings (in thousands):

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2014	2013	2012	2015	2014
Deferred leasing costs	$47	$—	$—	$18	$6

Real estate assets	$271	$187	$—	$81	$68
We do not believe these amounts are material, and therefore, do not intend to disclose them. However, in the event these items become material in future periods, the Company confirms that it will disclose the amount of internal costs capitalized to deferred leasing costs and real estate assets and discuss any significant fluctuations in such amounts within MD&A.
Overview, page 22

5.	In future Exchange Act periodic reports, please revise to provide net operating income as well as same store net operating income or advise.
Response: In future periodic Exchange Act reports beginning with our Form 10-Q for the period ended June 30, 2015, the Company will disclose net operating income and same store net operating income within MD&A.  The Company monitors performance metrics that are considered most useful to investors, analysts and other financial statement users.  In the future, to the extent the Company deems it appropriate to use different performance metrics or to revise the manner in which such metrics, including net operating income and same store net operating income, are calculated to improve their utility, such revisions will be made consistently in the Company’s  Exchange Act periodic reports and in its supplemental financial reports.
Results of Operations

Comparison of the Year Ended December 31, 2014 to 2013
Continuing Operations, page 25

6.
In future Exchange Act periodic reports, please revise here or elsewhere in MD&A to address period to period changes in net income for the comparable pool and also include disclosure addressing the relative impact of same store occupancy changes and average rent changes on the results.

Response: In future periodic Exchange Act reports beginning with our Form 10-Q for the period ended June 30, 2015, the Company will discuss within MD&A the period to period changes impacting net income for the comparable pool of properties, including addressing the relative impact of same store occupancy and average rental rate changes on the Company’s operating results.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Intangible Assets and Liabilities Arising from In-Place Leases Where Columbia Property Trust is the Lessor

7.
With respect to your below-market lease intangibles, please tell us how you considered any fixed rate renewal options in your estimate of the remaining term of the underlying leases and your basis for your determination. Your response should address, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate and tell us the potential impact to your financial statements if you were to conclude that all below market fixed rate renewal options would be exercised.

Response: We amortize below-market in-place lease intangibles over the remaining non-cancelable term of the respective lease, including fixed rate below-market renewal options for which exercise of the renewal option appears to be reasonably assured.
In estimating the fair value of below-market lease intangibles, we assume that tenants with a fixed rate renewal option would be reasonably assured to exercise the option if the present value of the option rent is at least 10% less than the present value of the corresponding market rent. We utilize a third-party expert to assist us in this determination. For example, if the present value of the market rent over the option term is $100 per square foot and the present value of the contractual option rent over the option term is $90 per square foot, we assume the renewal will be exercised. We have utilized this assumption, which we believe to be reasonable, because we believe that such a discount would be compelling and that tenants would elect to renew their leases under such favorable terms relative to market.
At a discount of less than 10%, we believe the tenant’s consideration of qualitative factors may outweigh the discount in deciding whether to renew a below-market lease. Such qualitative factors may include the tenant’s long-term projected space needs, employee and customer preference related to location, image and functionality of the building and office space, and convenience and proximity to transportation, amenities and housing.
As of March 31, 2015, less than $3.0 million of our net intangible below-market lease liability balance of $78.1 million relates to fixed-rate renewal options at our in-place leases. If we had determined that all fixed rate below-market renewal options at our in-place leases would be exercised, there would not have been a material change to the intangible below-market lease liability balance or to the related amortization for any of the periods presented in the Filings.
In future Exchange Act periodic reports, the Company will include the following additional disclosure related to the accounting policies used to measure and amortize below market tenant lease intangibles, including the effect of below market renewal options:
Identifiable intangible assets and liabilities are calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. The difference between the contractual rental rates and our estimate of market rental rates is measured over a period equal to the remaining non-cancelable term of the leases, including significantly below market renewal options for which exercise of the renewal option appears to be reasonably assured.
The remaining term of leases with renewal options at terms significantly below market reflect the assumed exercise of such below market renewal options and assume the amortization period would coincide with the extended lease term.
Schedule III, page S-1

8.
Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes of your real estate assets.

Response: The Company acknowledges that disclosure of the aggregate cost of its real estate assets for Federal income tax purposes is required by Rule 12-28 of Regulation S-X. The Company will include such disclosure in a footnote to Schedule III beginning in our Form 10-K for the year ended December 31, 2015. As of December 31, 2014, the aggregate gross cost of the Company’s real estate assets for Federal income tax purposes is $5.807 billion.
Form 10-Q for the quarterly period ended March 31, 2015
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

9.
We note you have multiple factors that impact your results of operations for several line items. In future periodic filings, please confirm that you will separately quantify the impact from each factor.

Response: In future periodic Exchange Act reports beginning with our Form 10-Q for the period ended June 30, 2015, the Company will quantify the impact of the individual factors impacting the line items discussed in Results of Operations when multiple factors are present.
    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or by any person under the federal securities laws of the United States.
If we can be of any assistance in explaining these responses, please let us know. Please contact me with any questions or comments at (404) 465-2200.
Very truly yours,
/s/ James A. Fleming
James A. Fleming

cc:     Isaac Esquivel, Securities and Exchange Commission
Jerard Gibson, Securities and Exchange Commission
Jennifer Gowetski, Securities and Exchange Commission
Alan Prince, King & Spalding LLP
Mark Scalese, Deloitte & Touche LLP